UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.                                Report for Period
24 Prime Parkway                        January 1, 2001 to
Natick, MA  01760                       March 31, 2001
                                        Pursuant to Rule 24

File No.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564(the "Orders"), HEC is authorized to provide energy management services, demand side management services and consulting services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1.A summary balance sheet and an income statement (unaudited) for the three-month period ended March 31, 2001. See Exhibit A.

2.A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the twenty-fifth day of April 2000.

                                   HEC Inc.
                                   By:

                                   /S/ Linda A. Jensen
                                   Linda A. Jensen
                                   Vice President - Finance